UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 November 2019

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Kazia Therapeutics Limited (“Kazia”)

ABN
37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Share Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,200,000 options issued 13 November 2019 after receipt of shareholder approval. These options were initially advised to the market on 7 January 2019 but required shareholder approval prior to issue.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Options have an exercise price of $0.4925 per option and expire on 4 January 2024

The options vest as follows:

•  50% (600,000) on issue date

•  16.6% (200,000) on 4 January 2020

•  16.6% (200,000) on 4 January 2021

•  16.6% (200,000) on 4 January 2022

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 1

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Apart from the exercise price, vesting dates and expiry date as outlined above, these options rank pari passu with existing employee options.

5	Issue price or consideration	Nil: issued in compensation for services provided

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options are issued as part of remuneration for the CEO

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

N/A

6b	The date the security holder resolution under rule 7.1A was passed	N/A

6c	Number of +securities issued without security holder approval under rule 7.1	N/A

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

+ See chapter 19 for defined terms.
Appendix 3B Page 2	04/03/2013

6f	Number of +securities issued under an exception in rule 7.2	N/A

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Listing Rule 7.1: 75,000 Listing Rule 7.1A: 5,466,667 Total = 5,541,667

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

13 November 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	72,166,673 3,148,948	Ordinary Shares Equity options

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 3

		Number	+Class
		1,856,000	Unlisted convertible notes, with combined face value of $464,000

		2,906,503	Unlisted options with exercise price of $4.00 and expiry date of 30 June 2020

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	46,647	Unlisted options with exercise price of $1.50 and expiry date of 16/12/2019.

		19,954	Unlisted options with exercise price of $1.50 and expiry date of 18/12/2019.

		236,667	Unlisted options with exercise price of $2.20 and expiry date of 16 November 2020

		50,000	Unlisted options with exercise price of $1.63 and expiry date of 5 September 2021

		62,000	Unlisted options with exercise price of $1.559 and expiry date of 17 October 2021

		16.667	Unlisted options with exercise price of $1.38 and expiry date of 1 November 2021

		50,000	Unlisted options with exercise price of $1.376 and expiry date of 23 November 2021

		224,000	Unlisted options with exercise price of $0.668 and expiry date of 7 August 2022

		440,000	Unlisted options with exercise price of $0.7802 and expiry date of 5 February 2023

		1,450,000	Unlisted options with exercise price of $0.4925 and expiry date of 4 January 2024

+ See chapter 19 for defined terms.
Appendix 3B Page 4	04/03/2013

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 - Pro rata issue
11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 5

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do security holders sell their entitlements in full through a broker?	N/A

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.
Appendix 3B Page 6	04/03/2013

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Issue date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 7

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.
Appendix 3B Page 8	04/03/2013

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 13/11/2019
(Company secretary)

Print name:         Kate Hill

== == == == ==

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 9

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	57,309,622

Add the following:

•  Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•  Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•  Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•  Include only ordinary securities here – other classes of equity securities cannot be added

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

4,857,051

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	-

“A”	62.166.673

+ See chapter 19 for defined terms.
Appendix 3B Page 10	04/03/2013

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	9,325,000

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12-month period not counting those issued:

•  Under an exception in rule 7.2

•  Under rule 7.1A

•  With security holder approval under rule 7.1 or rule 7.4

Note:

•  This applies to equity securities, unless specifically excluded – not just ordinary securities

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

“C”	9,250,000

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	9,325,000

Subtract “C” Note: number must be same as shown in Step 3	9,250,000

Total [“A” x 0.15] – “C”	75,000

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 11

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	62,166,673

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	6,216,667

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12-month period under rule 7.1A

Notes:

•  This applies to equity securities – not just ordinary securities

•  Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•  Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•  It may be useful to set out issues of securities on different dates as separate line items

“E”	750,000

+ See chapter 19 for defined terms.
Appendix 3B Page 12	04/03/2013

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	6,216,667

Subtract “E” Note: number must be same as shown in Step 3	750,000

Total [“A” x 0.10] – “E”	5,466,667 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.
04/03/2013	Appendix 3B Page 13

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Kazia Therapeutics Limited (“Kazia”)
ABN 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr James Garner
Date of last notice	4 September 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	13 November 2019
No. of securities held prior to change	120,000 ordinary shares Commitment to purchase 65,000 ordinary shares 750,000 unlisted options
Class	Unlisted options
Number acquired	1,200,000 unlisted options
Number disposed	750,000 unlisted options cancelled

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options issued under the Company’s Employee Share Plan as part of remuneration
No. of securities held after change	185,000 ordinary shares, after settlement of commitment to purchase 65,000 shares 1,200,000 unlisted options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options under ESOP

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	n/a
If so, was prior written clearance provided to allow the trade to proceed during this period?	n/a
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3